WOODSIDE

RECEIVED

2005 MAR -3 P 12:17

23 February 2005

05006217

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- North West Shelf Venture awards Angel contract, lodged with the Australian Stock Exchange on 23 February 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
MAR 08 2005
THOMSON FINANCIAL

dlw 3/7

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

WEDNESDAY, 23 FEBRUARY 2005
10:00AM (WST)

WOODSIDE

MEDIA
TONY JOHNSON
W: + 61 8 9348 5034
M: + 61 417 916 638
E: tony.johnson@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

NORTH WEST SHELF VENTURE AWARDS ANGEL CONTRACT

Woodside Energy Ltd., operator of the North West Shelf Venture, has awarded a front-end engineering contract for development of the Angel gas field off Karratha in Western Australia.

The Eos Joint Venture, an unincorporated joint venture between WorleyParsons Services Pty Ltd and Kellogg Brown & Root Pty Ltd, has been awarded the contract for work on the proposed Angel gas production platform.

The North West Shelf Venture is expected to consider final approval of the Angel development in the second half of 2005, in line with a Q4 2008 start-up. A decision will be taken at this time to extend the contract with the Eos Joint Venture into an engineering, procurement and construction management contract.

The project has also been referred for environmental impact assessment and remains subject to government approvals.

"The Angel project represents another major step in development of the North West Shelf and will involve the installation of our third fixed gas production facility," said Woodside's Director of North West Shelf Ventures, Jack Hamilton.

"Angel will significantly boost our offshore production capabilities and ensure we continue to provide reliable, long-term gas supplies to our domestic and international customers," Dr Hamilton said.

The Angel gas-condensate field is in about 80 metres of water, 49 kilometres east of the North Rankin platform.

Angel is required to meet the Venture's current gas contracts and future gas sales from 2008.

The Eos Joint Venture contract will refine the engineering for a remotely operated processing platform with three sub-sea wells. Hydrocarbons will be produced through one processing train capable of producing 800 million standard cubic feet of gas a day and 50,000 barrels of condensate a day.

The gas and condensate will be sent from Angel via a new pipeline connected to one of the existing 135km offshore trunklines to the North West Shelf Venture's onshore gas plant, near Karratha.

The six equal participants in the Angel Project are: Woodside Energy Ltd. (16.67%) (Operator); BHP Billiton (North West Shelf) Pty Ltd (16.67%); BP Developments Australia Pty Ltd (16.67%); ChevronTexaco Australia Pty Ltd (16.67%); Japan Australia LNG (MIMI) Pty Ltd (16.67%); and Shell Development (Australia) Proprietary Limited (16.67%). CNOOC NWS Private Limited is also a member of the North West Shelf Venture but does not have an interest in North West Shelf Venture infrastructure.